SECURITIES AND EXCHANGE COMMISSION
                                Washington D.C. 20549



                                      Form 11-K
                                    ANNUAL REPORT



                           Pursuant to Section 15(d) of the
                           Securities Exchange Act of 1934



               (Mark One):
               ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
           X   EXCHANGE ACT OF 1934.
               For the fiscal year ended       December 31, 1996

                                          OR

               TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
               SECURITIES
               EXCHANGE ACT OF 1934.
               For the transition period from               to


               Commission file number       1-6047




                                    GPU COMPANIES
                  EMPLOYEE SAVINGS PLAN FOR NONBARGAINING EMPLOYEES

                               (Full Title of the Plan)



                                      GPU, INC.
                                100 Interpace Parkway
                          Parsippany, New Jersey 07054-1149



                (Name of Issuer of the securities held pursuant to the
                 Plan and address of its principal executive office)






                                    GPU COMPANIES
                  EMPLOYEE SAVINGS PLAN FOR NONBARGAINING EMPLOYEES

                            INDEX OF FINANCIAL STATEMENTS



                                                                      Pages

          Report of Independent Accountants                             2

          Financial Statements:
               Statements of Net Assets Available for Plan
                    Benefits as of December 31, 1996 and 1995           3

               Statements of Changes in Net Assets Available
                    for Plan Benefits for the years ended
                    December 31, 1996 and 1995                          4

               Notes to Financial Statements                          5-14






                           REPORT OF INDEPENDENT ACCOUNTANT



          To the Administrative Committee of the
          GPU Companies Employee
          Savings Plan for Nonbargaining Employees:

          I have audited the accompanying statements of net assets available for plan benefits of GPU Companies (formerly, General Public Utilities Corporation and Subsidiary Companies) Employee Savings Plan for Nonbargaining Employees ("Plan") as of December 31, 1996 and 1995, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the management of the Plan. My responsibility is to express an opinion on these financial statement based on my audit.

          I conducted my audits in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audits to obtain reasonable assurance about whether the statement of revenue and expenditures is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audits provide a reasonable basis for my opinion.

          In my opinion, the financial statements referred to above presents fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 1996 and 1995, and the changes in net assets available for plan benefits for the years then ended in conformity with generally accepted accounting principles.





          105 North 22nd Street
          Philadelphia, Pennsylvania
          May 16, 1997















                                GPU COMPANIES EMPLOYEE
                       SAVINGS PLAN FOR NONBARGAINING EMPLOYEES

                               STATEMENTS OF NET ASSETS
                             AVAILABLE FOR PLAN BENEFITS

                              December 31, 1996 and 1995




                                                    1996          1995

               Investments in GPU Companies
                    Master Savings Plan Trust,
                    at fair value               $427,017,047   $383,389,677

               Participant loans receivable        9,084,696      9,757,761

               Net assets available for plan
                    benefits                    $436,101,743   $393,147,438































                        The accompanying notes are an integral
                          part of the financial statements.








                                GPU COMPANIES EMPLOYEE
                       SAVINGS PLAN FOR NONBARGAINING EMPLOYEES

                         STATEMENTS OF CHANGES IN NET ASSETS
                             AVAILABLE FOR PLAN BENEFITS

                   for the years ended December 31,  1996 and 1995
                                    _____________


                                                    1996           1995

               Balances, beginning of year      $393,147,438   $324,092,684

               Increases:
                 Contributions:
                    Employee                      22,078,413     20,077,203
                    Employer                      10,697,123     10,269,203

                 Transfers from affiliated
                    pension plans                    -0-            200,213

                 Transfers from affiliated
                    savings plans                     66,415         86,328

                 Interest on loans                   690,815        670,613

                 Net investment gain in
                    GPU Companies Master
                     Savings Plan Trust           39,658,262     55,251,296


                                                  73,191,028     86,554,856


               Decreases:
                 Distributions and withdrawals    30,236,723     17,500,102

               Balances, end of year            $436,101,743   $393,147,438













                        The accompanying notes are an integral
                          part of the financial statements.



                                GPU COMPANIES EMPLOYEE
                       SAVINGS PLAN FOR NONBARGAINING EMPLOYEES

                            NOTES TO FINANCIAL STATEMENTS
                                       _______


          1.  General Description of the Plan:

              The following description of the GPU Companies (formerly, General Public Utilities Corporation and Subsidiary System Companies) Employee Savings Plan for Nonbargaining Employees ("Plan") provides only general information on the provisions of the Plan in effect on December 31, 1996. Participants should refer to the Benefits Handbook and the Plan document and prospectus for a more complete description of the Plan's provisions.

                   General:

              The Plan is a defined contribution plan. In general, all nonbargaining employees of GPU Companies ("Companies") are eligible to participate in the Plan if the employee is employed on a full-time basis or has completed at least 1,000 hours of service in a consecutive 12-month period.

              The Plan is intended to qualify as a cash or deferred profit sharing plan under Sections 401(a) and 401(k) of the Internal Revenue Code. It is subject to the provisions of the Employee Retirement Income Security Act of 1974. The Companies generally absorb all administrative costs of the Plan, except for certain trust administration costs which are paid out of plan assets held in the trust. A participant is eligible to transfer his account to an affiliated savings plan upon a change in his employment status.

              The Plan contains additional employer contributions and employee savings features. Participants have the option to transfer their 2% accounts in the Pension Plans to the Savings Plan. Participants may also "rollover" distributions received from other qualified plans to the Savings Plan.

                   Contributions:

              The Plan provides two contribution options to a participant. Subject to certain limitations set forth in the Plan, the participant may elect (1) to have his base compensation reduced by an amount equal to any whole percentage (before-tax 401(k) contributions) which is contributed on behalf of the employee by the Company; and/or (2) to contribute by payroll deduction any whole percentage of base compensation after-tax).





                                      Continued




                       NOTES TO FINANCIAL STATEMENTS, Continued
                                       _______



          1.  General Description of the Plan, continued:


                   Matching Program:

              The Companies provide a matching contribution to the Plan, on behalf of each participant, in an amount up to 100% of a participant's aggregate contributions up to 4% of the participant's base salary.

                   Investment Funds:

              Participants may elect to have their Plan accounts invested in one or more of the following eleven investment options:

               - Units of interest in an "Interest Income Fund," formerly the "Fixed Fund" managed by Fidelity Management Trust Company, the assets of which are invested primarily in contracts issued by insurance companies, banks or other financial institutions, and which has the objective of obtaining a relatively stable level of current income consistent with the preservation of capital and a high degree of liquidity.

               - Shares of the Fidelity Intermediate Bond Fund, an opened end mutual fund, to which Fidelity Management Trust Company serves as investment advisor, and which has the primary objective of obtaining the highest level of income consistent with the preservation of capital over the long term.

               - Shares of the Fidelity Puritan Fund, an opened end mutual fund, to which Fidelity Management Trust Company serves as investment advisor, and which has the primary objective of obtaining a balance between capital appreciation, preservation of capital and generation of income.

               - Shares of the Fidelity Retirement Growth Fund, an opened end mutual fund to which Fidelity Management Trust Company serves as investment advisor, and which has the primary objective of providing the opportunity for significant capital appreciation.

               - Shares of GPU, Inc.("GPU") stock fund.







                                      Continued




          1.   General Description of the Plan, continued:

                    Investment funds, continued:

               - Shares of the Fidelity U.S. Equity Index Commingled pool
                 Fund ("Fidelity S&P 500 Index Fund"), a commingled pool, to which Fidelity Management Trust Company serves as investment advisor, and which has the primary objective of providing investment results that correspond to the total return of the Standard & Poor's Index, a U.S. equity index made up of 500 equity securities (stocks).

               - Shares of the Fidelity OTC Portfolio Fund, an opened end mutual fund, to which Fidelity Management Trust Company serves as investment advisor, and which has the primary objective of seeking long-term capital appreciation by investing in securities that are traded in the over-the-counter (OTC) securities market.

               - Shares of the Fidelity Overseas Fund, an opened end mutual fund, to which Fidelity Management Trust Company serves as investment advisor, and which has the primary objective of seeking long-term capital appreciation, primarily through investments in foreign securities.

               - Shares of the Fidelity Asset Manager: Income Fund, an
                 opened end mutual fund, to which Fidelity Management Trust Company serves as investment advisor, and which has the primary objective of investing in domestic and foreign bonds (including emerging markets) and short term instruments for income, but allows some investment in stocks for their growth potential.

               - Shares of the Fidelity Asset Manager Fund, an opened end mutual fund, to which Fidelity Management Trust Company serves as investment advisor, and which has the primary objective of seeking a high total return with reduced risk over the long term. Asset Manager invests in all three investment classes; stocks, bonds and short term instruments, both domestic and foreign.

               - Shares of the Fidelity Asset Manager: Growth Fund, an
                 opened end mutual fund, to which Fidelity Management Trust Company serves as investment advisor, and which has the primary objective of investing in domestic and foreign stocks (including emerging markets), and bonds for growth and income, but allows some investment in short-term instruments.

                   Employee Participation in the Plan:

              The number of participating employees with account balances invested in each investment option at December 31, 1996 and 1995 was as follows:


                                      Continued



          1.     General Description of the Plan, continued:


                     Employee Participation in the Plan, continued:

                                                      1996        1995

                 Interest Income Fund                3,221       3,332
                 Fidelity Intermediate Bond Fund     1,294       1,421
                 Fidelity Puritan Fund               3,533       3,652
                 Fidelity Retirement Growth Fund     3,294       3,374
                 GPU Stock Fund                      1,166       1,115
                 Fidelity U.S. Equity Index Fund       727         420
                 Fidelity OTC Portfolio Fund           875         500
                 Fidelity Overseas Fund                469         282
                 Fidelity Asset Manager Income Fund     68          42
                 Fidelity Asset Manager Fund           125          87
                 Fidelity Asset Manager Growth Fund    240         140


              The total number of participants in the Plan at December 31, 1996 and 1995 was 5,907 and 5,778, respectively, which was less than the sum of the number of participants shown in the schedule above because many participants were participating in more than one option.

                   Participant Accounts:

              Each participant's account is credited with the participant's own contributions and with the matching contributions made by the Company with respect to the participant's contributions. Each account maintained for a participant also reflects the number of shares of each mutual fund, the number of shares of GPU stock, and the number of units of interest in the Interest Income Fund, in which the balance of that account is invested. All income, gain or loss attributable to the investment of the balance of any account maintained for a participant is credited or charged to that account.

                   Vesting:

              Participants are 100% vested at all times in their Plan accounts.













                                      Continued




          1.  General Description of the Plan, continued:


                   Distributions and Withdrawals:

              A participant's Plan account balances become distributable upon termination of the participant's employment for any reason. Distributions of account balances in excess of $3,500 may be deferred, at the participant's election, up to age 70 1/2. If distribution of a participant's account has not otherwise begun, it must begin by April 1st following the year in which the participant attained age 70 1/2. Distributions generally are in the form of a single lump sum payment. The Plan permits withdrawals of account balances in the event of financial hardship or disability as defined in the Plan. A complete description of the Plan's terms and conditions for employee distributions and withdrawals can be found in the Plan document.

                   Loans to Participants:

              The Plan provides that loans may be made to a participant from the participant's account balance subject to certain conditions. The minimum amount of each loan is $1,000 with the maximum being $50,000, or certain lesser amounts as described in the Plan. Interest on the loan is credited to the participant's account. The rate is determined periodically by the Administrative Committee, based on current commercial rates. The interest rates for loans in excess of five years were 8.75% and 7.50%, and the interest rates for loans five years or less were 9.75% and 8.125% at December 31, 1996 and 1995, respectively.

                   Plan Termination:

              The GPU Companies reserve the right at any time to modify, suspend, amend or terminate the Plan. However, the GPU Companies cannot do so in such manner as will cause or permit any part of the Plan's assets to be used for or diverted to purposes other than for the exclusive benefit of participants or their beneficiaries.


          2.  Summary of Significant Accounting Policies:

                   Valuation of Investments:

              The amounts shown herein as the investment in the GPU Companies Master Savings Plan Trust reflect the fair value of the assets held in such Trusts and the Plan's relative interest in the Trusts. The Plan's participation is measured at its value at the beginning of the valuation period plus net external cash flow (contributions, distributions, etc.)


                                      Continued




          2.  Summary of Significant Accounting Policies,continued:

                   Valuation of Investments,continued:

              experienced by the Plan during the valuation period. Investment income, net realized gain (loss) on investments and net unrealized appreciation (depreciation) of investments are allocated to each participating plan based upon its accumu\lated monthly balance for each investment option (see
              Note 3).

              The net investment gain from the GPU Companies Master Savings Plan Trust for the years ended December 31, 1996 and 1995, respectively, which is presented in the Statement of Changes in Net Assets Available for Plan Benefits, consists of interest and dividend income and the net appreciation (depreciation) in the fair value of investments, which consists of realized gains or losses and the unrealized appreciation (depreciation) on those investments in the GPU Companies Master Savings Plan Trust.

                   Use of Estimates

              The preparation of financial statements in conformity with generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.


          3.  Investments:

              The investments reflected in the December 31, 1996 and 1995 Statements of Net Assets Available for Plan Benefits represent the Plan's 69.07% and 69.52% share, respectively, of total investments held in the GPU Companies Master Savings Plan Trust at December 31, 1996 and 1995.

              At December 31, 1996 and 1995, the total investments held in the GPU Companies Master Savings Plan Trust are summarized as follows:















                                      Continued



          3.  Investments, continued:

                                                     1996        1995
                                                  Fair Value  Fair Value
              Fidelity Retirement Growth Fund  $170,592,916* $162,014,335*
              Fidelity Puritan Fund             172,763,691*  152,173,577*
              Fidelity Intermediate Bond Fund    24,489,489    25,474,677
              Interest Income Fund:
                Life of Virginia                  5,464,498     5,148,872
                Canada Life                       6,256,728     6,257,685
                Peoples Security Life            15,317,929    20,081,010
                Combined Insurance                3,045,923        ---
                AIG Life ABS & MBS               19,938,474     6,613,647
                First Allmerica                   9,289,352        ---
                Connecticut General              16,684,615    18,019,324
                Confederation Life Insurance Co.  4,966,734     5,042,408
                Fidelity STIF                    20,070,171     4,726,782
                Life Insurance of Georgia         8,153,122        ---
                Continental Assurance             6,269,284     5,776,161
                John Hancock Mutual Life
                     Insurance Co.                  ---         8,253,516
                Metropolitan Life Insurance Co.     ---         7,645,174
                Bankers Trust                     9,581,244     9,450,617
                Prudential Insurance Co.          6,402,256     9,264,691
                State Mutual                        ---        13,799,689
                Sun Life of Canada               17,417,301    28,830,422*
                Protective Life                   7,018,846     6,598,439
                Principal Mutual                  3,412,382        ---
                Sunamerica Life Insurance         9,039,399     8,428,344
                United of Omaha                   6,092,379     6,092,466
              GPU Stock Fund                     19,603,697    17,210,880
              U S Equity Index Fund              15,918,255     6,110,598
              Fidelity OTC Port. Fund            24,964,812    10,444,313
              Fidelity Overseas Fund              7,383,853     3,802,894
              Fidelity Asset Man.-Income Fund       714,957       393,831
              Fidelity Asset Mgr. Fund            2,944,880     1,760,779
              Fidelity Asset Man.-Growth Fund     4,430,209     2,026,570

                Total investments at fair value$618,227,396  $551,441,701

                Total investments at cost      $601,290,770  $527,508,365

          * These investments represent 5% or more of the net assets available for benefits.













                                      Continued


                                                          NOTES TO FINANCIAL STATEMENTS, Continued

 3.  Investments, Continued:

 Based on participant investment options at December 31, 1996 and 1995, the Plan's investments were broken down as follows:

                                                                1996            1995

 Fidelity Retirement Growth Fund                                26.0%           28.0%
 Fidelity Puritan Fund                                          29.0%           29.0%
 Fidelity Intermediate Bond Fund                                 4.5%            5.0%
 Interest Income Fund                                           28.0%           30.0%
 GPU Stock Fund                                                  3.0%            3.0%
 OTC Portfolio Fund                                              4.0%            2.0%
 Overseas Fund                                                   1.0%            1.0%
 Asset Manager - Income Fund                                      -   **          -  **
 Asset Manager Fund                                              0.5%            0.5%
 Asset Manager Growth Fund                                       1.0%            0.5%
 Fidelity US Equity Index Fund                                   3.0%            1.0%

 ** Investment option represents less than 0.5% of the total investments.

 For the years ended December 31, 1996 and 1995, the changes in the accounts of the GPU Companies Master Savings
 Plan Trust, respectively, are summarized as follows:
                                         Fidelity                      Fidelity
                                        Retirement     Fidelity      Intermediate    Interest       GPU Stock         OTC
                                       Growth Fund   Puritan Fund      Bond Fund    Income Fund       Fund         Port. Fund
 Investments, December 31, 1994       $126,689,195   $122,616,904    $22,605,269   $158,799,517    $12,193,358    $         0

 Increases:
    Employee contributions              12,891,222     11,649,890      2,146,543     11,867,160      1,500,215        665,867
    Employer contributions               3,999,243      3,834,776        772,468      3,727,653        474,375        186,905
    Transfers from affiliated
       pension plans                        38,920         56,423              0        245,429              0              0
    Transfers between investment
       funds                            (6,292,886)    (5,489,047)    (1,197,989)    (3,321,386)      (726,638)     8,803,880
    Interest on loans                      293,348        246,449         45,002        280,597         34,183         16,534
    Net investment gain                 30,668,548     26,396,455      2,856,433     11,090,054      4,636,792      1,025,339
                                        41,598,395     36,694,946      4,622,457     23,889,507      5,918,927     10,698,525

 Decreases:
    Distributions and withdrawals        6,273,255      7,138,273      1,753,049     12,659,777        901,405        254,212

 Investments, December 31, 1995       $162,014,335   $152,173,577    $25,474,677   $170,029,247    $17,210,880    $10,444,313

 Increases:
    Employee contributions              14,806,796     12,869,644      2,217,575     12,112,080      1,946,760      1,901,808
    Employer contributions               4,179,647      3,893,401        731,210      3,408,719        544,652        521,128
    Transfers from affiliated
       pension plans                       103,234        194,668         34,599        334,108         31,601         10,157
    Transfers between investment
       funds                           (11,851,730)    (4,517,535)    (2,872,000)    (1,620,447)      (149,725)     9,168,073
    Interest on loans                      315,705        259,505         46,114        267,447         43,416         43,329
    Net investment gain                 13,581,109     23,216,987        886,358     10,592,465        971,320      3,638,616
                                        21,134,761     35,916,670      1,043,856     25,094,372      3,388,024     15,283,111

 Decreases:
    Distributions and withdrawals       12,556,180     15,326,556      2,029,044     20,702,982        995,207        762,612
 Investments, December 31, 1996       $170,592,916   $172,763,691    $24,489,489   $174,420,637    $19,603,697    $24,964,812

                                                                         Continued
                                                                            12a





                                                          NOTES TO FINANCIAL STATEMENTS, Continued

                                                                                                     Fidelity
                                      Overseas      Asset Manager   Asset Manager   Asset Manager    US Equity
                                        Fund            Fund         Growth Fund     Income Fund   (Index Fund)     Total
 Investments, December 31, 1994     $        0      $         0      $        0      $      0      $2,203,809    $445,108,052

 Increases:
    Employee contributions             444,966          169,591         399,346        43,943         540,115      42,318,858
    Employer contributions             122,572           53,038          95,269        13,539         180,828      13,460,666
    Transfers from affiliated
       pension plans                         0                0               0             0               0         340,772
    Transfers between investment
       funds                         3,074,872        1,304,236       1,202,750       324,657       2,317,551               0
    Interest on loans                   13,654            4,384           6,990           578           8,507         950,226
    Net investment gain                263,077          238,641         372,346        34,491       1,134,367      78,716,543
                                     3,919,141        1,769,890       2,076,701       417,208       4,181,368     135,787,065

 Decreases:
    Distributions and withdrawals      116,247            9,111          50,131        23,377         274,579      29,453,416

 Investments, December 31, 1995     $3,802,894       $1,760,779      $2,026,570      $393,831     $ 6,110,598    $551,441,701

 Increases:
    Employee contributions             794,586          253,412         483,951        78,621       1,330,991      48,796,224
    Employer contributions             217,945           79,128         143,651        28,285         413,680      14,161,446
    Transfers from affiliated
       pension plans                         0           11,674               0             0          10,231         730,272
    Transfers between investment
       funds                         2,344,469          880,123       1,544,711       188,921       6,885,140               0
    Interest on loans                   20,089            3,259          10,091         1,643          14,307       1,024,905
    Net investment gain                725,000          289,629         490,163        39,119       2,224,677      56,655,443
                                     4,102,089        1,517,225       2,672,567       336,589      10,879,026     121,368,290

 Decreases:
    Distributions and withdrawals      521,130          333,124         268,928        15,463       1,071,369      54,582,595

 Investments, December 31, 1996     $7,383,853       $2,944,880      $4,430,209      $714,957     $15,918,255    $618,227,396

                                                                         Continued
                                                                            12b



                                                          NOTES TO FINANCIAL STATEMENTS, Continued



 3.  Investments, Continued:

 The net investment gain in the GPU Companies Master Savings Plan
 Trust for the year ended December 31, 1996 was as follows:

                                         Fidelity                      Fidelity
                                        Retirement     Fidelity      Intermediate    Interest       GPU Stock         OTC
                                       Growth Fund   Puritan Fund      Bond Fund    Income Fund        Fund        Port. Fund
 Dividends                            $ 21,088,711   $ 20,110,484    $ 1,688,989   $          0    $ 1,081,702    $ 2,597,871
 Interest Income                                 0              0              0     10,592,465              0              0
 Net appreciation (depreciation)
   in fair value of investments         (7,507,602)     3,106,503       (802,631)             0       (110,382)     1,040,745

   Net investment gains               $ 13,581,109   $ 23,216,987    $   886,358   $ 10,592,465    $   971,320    $ 3,638,616


 The net investment gain in the GPU Companies Master Savings Plan
 Trust for the year ended December 31, 1995 was as follows:
                                         Fidelity                      Fidelity
                                        Retirement     Fidelity      Intermediate    Interest       GPU Stock         OTC
                                       Growth Fund   Puritan Fund      Bond Fund    Income Fund        Fund        Port. Fund
 Dividends                            $ 15,534,234   $  7,921,988    $ 1,507,779    $         0    $   677,248    $   559,811
 Interest Income                                 0              0              0     11,090,054              0              0
 Net appreciation (depreciation)
   in fair value of investments         15,134,314     18,474,467      1,348,654              0      3,959,544        465,528

   Net investment gains               $ 30,668,548   $ 26,396,455    $ 2,856,433    $11,090,054    $ 4,636,792    $ 1,025,339


 Investment in the GPU Companies Master Savings Plan Trust are carried at fair market value. Fair market value of assets held by the Trust are determined as follows:

        Stocks and bonds are valued at the closing market prices on the last business day of the year. Short-term group trust funds (investment through the custodian bank) and insurance contracts are valued at cost plus accrued interest which approximates market.






                                                                         Continued
                                                                            13a


                                                          NOTES TO FINANCIAL STATEMENTS, Continued



 3.  Investments, Continued:

 The net investment gain in the GPU Companies Master Savings Plan
 Trust for the year ended December 31, 1996 was as follows:
                                                                                                    Fidelity
                                      Overseas      Asset Manager   Asset Manager   Asset Manager   US Equity
                                        Fund         Income Fund        Fund         Growth Fund    Index Fund      Total
 Dividends                          $   449,059      $   38,638      $  219,829     $   328,373    $         0   $ 47,603,656
 Interest income                              0               0               0               0              0     10,592,465
 Net appreciation (depreciation)
   in fair value of investments         275,941             481          69,800         161,790      2,224,677     (1,540,678)

   Net investments gains             $  725,000      $   39,119      $  289,629      $  490,163     $2,224,677   $ 56,655,443

 The net investment gain in the GPU Companies Master Savings Plan
 Trust for the year ended December 31, 1995 was as follows:

                                                                                                     Fidelity
                                      Overseas      Asset Manager   Asset Manager   Asset Manager   US Equity
                                        Fund         Income Fund        Fund         Growth Fund    Index Fund      Total
 Dividends                           $   80,486      $   12,970      $   45,181      $   30,229     $        0   $ 26,369,926
 Interest income                              0               0               0               0              0     11,090,054
 Net appreciation (depreciation)
   in fair value of investments         182,591          21,521         193,460         342,117      1,134,367     41,256,563

   Net investments gains             $  263,077      $   34,491      $  238,641      $  372,346     $1,134,367   $ 78,716,543

 Investment in the GPU Companies Master Savings Plan Trust are carried at fair market value. Fair market value of assets held by the Trust are determined as follows:

        Stocks and bonds are valued at the closing market prices on the last business day of the year. Short-term group trust funds (investment through the custodian bank) and insurance contracts are valued at cost plus accrued interest which approximates market.

                                                                         Continued
                                                                            13b

          4.  Tax Status

              The plan obtained its latest determination letter on December 26, 1996, in which the Internal Revenue Service stated that the plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The plan has been amended since receiving the determination letter. However, the plan administrator and the plan's tax counsel believe that the plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, they believe that the plan was qualified and the related trust was tax-exempt as of the financial statement date.

















































                                    GPU COMPANIES
                  EMPLOYEE SAVINGS PLAN FOR NONBARGAINING EMPLOYEES





          Signature                                           Page 2



          Consent of Independent Accountant                   Exhibit 24



          Report on Audits of Financial Statements            Exhibit 28
             for the Years Ended December 31, 1996
             and 1995

                                      SIGNATURES



             Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the plan) have duly caused this annual report to be signed by the undersigned thereunto duly authorized.







                                      GPU COMPANIES
                                      Employee Savings Plan for
                                      Nonbargaining Employees





          Date:  June 27, 1997        By:  /s/ F. A. Donofrio
                                           F. A. Donofrio
                                           Chairman
                                           Administrative Committee